
INTERNATIONAL BANK FOR RECONSTRUCTION    1818 H Street N.W.        (202) 522-1588; (202) 477-1234
AND DEVELOPMENT                          Washington, D.C.  20433   Cable Address:  INTBAFRAD
                                         U.S.A.




                                                  FILE NO. 1-3431
                                                  REGULATION BW
                                                  RULE 3



                                                  April 2, 2004


VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

         Attached please find a Report dated April 2, 2004 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's U.S. Dollar 100,000,000 Callable 5.19 percent Notes due April 15, 2019, issued under the Bank's Global Debt Issuance Facility.

                                                  Sincerely yours,



                                                  /s/ Michael S. Bennett
                                                  ----------------------
                                                  Michael S. Bennett
                                                  Acting Chief Counsel,
                                                  Finance



Attachments

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
     U.S. Dollar 100,000,000 Callable 5.19 percent Notes due April 15, 2019






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: April 2, 2004

        The following information regarding the U.S. Dollar 100,000,000 Callable
5.19 percent Notes due April 15, 2019 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2003) is already on file with the Securities and Exchange Commission.

     Item 1. DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 100,000,000 Callable 5.19 percent Notes due April 15, 2019.

          (b) The interest rate will be 5.19 percent, payable semi-annually on each April 15 and October 15 commencing on October 15, 2004 and ending on April 15, 2019.

          (c) Maturing April 15, 2019. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d) Notes are callable by the Bank at par on each April 15 and October 15, commencing on April 15, 2005 and ending on October 15, 2018, with 5 London and New York business days notice.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f) Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h) See Prospectus, pages 6-10.

          (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

     Item 2. DISTRIBUTION OF OBLIGATIONS

          The Bank will enter into a Terms Agreement with Goldman Sachs & Co. as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 100,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 15, 2004.

          The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

     Item 3. DISTRIBUTION SPREAD



             Price to                Selling Discounts    Proceeds to the
              Public                  and Commissions          Bank(1)
             ---------               ------------------   ---------------

        Per Unit: 100.00%                 0.23%                99.77%
      Total: USD 100,000,000             230,000           USD 99,770,000


     Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

     Item 5.  OTHER EXPENSES OF DISTRIBUTION

          As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6.  APPLICATION OF PROCEEDS

          The net proceeds will be used in the general operations of the Bank.

     Item 7.  EXHIBITS

          None


--------

(1)   Without deducting expenses of the Bank, which are not yet known.